

love sun body®

BREAKTHROUGH SUNSCREEN
& APPLICATION TECHNOLOGY

Investor Presentation
August 2020



love sun body®
MOISTURIZING MINERAL
FACE SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
30
SPF
BROAD SPECTRUM UVA / UVB
safe for your body
& the planet
WATER RESISTANT (80 MIN)
REEF SAFE
COSMOS NATURAL
Certified by Ecocert Greenlife
According to COSMOS Standard
COSMOS NATURAL
crueltyfree andvegan
3.38 OZ 100 ML

DISCLOSURE

This Presentation (the "Presentation") is being delivered to a select number of parties who have expressed an interest in pursuing a business or financial relationship with Love Sun Body LLC. Nothing contained within this Presentation alone is an offer to buy or sell securities or an offering of any product, service or fund. An offer to buy or sell securities will only be accompanied by appropriate documents including, but not limited to, a private placement memorandum which will contain, among other things, a listing of possible risk factors associated with any securities being sold. Information included in this informational Presentation is not exhaustive and is intended for the purpose of illustrative example only. All representations and warranties are hereby disclaimed. The information contained in this document is intended for general informational purposes only and is not intended to be information sufficient for the making of a business or investment decision. While reasonable efforts have been made to ensure that the information contained in this presentation has been obtained from sources deemed to be reliable, Love Sun Body LLC does not guarantee that the information contained herein is accurate or complete and is not responsible for any errors or omissions, or for the results obtained from the use of this information. All information in this document is provided "as is" with no guarantee of completeness, accuracy, timeliness or of the results obtained from the use of this information, and without warranty or representation of any kind, statutory, express, or implied, oral or written. In no event will Love Sun Body LLC, its related entities, or its shareholders, officers, directors, partners, agents or employees be liable to you or anyone else for any decision made or action taken in reliance on the information in this document alone or for any consequential, special or similar damages, even if advised of the possibility of such damages. You should conduct your own due diligence with respect to any and all information related to this document and the offering in the private placement memorandum and you are not entitled to rely solely on the information presented herein. Further, Love Sun Body LLC is under no obligation to update the material or information presented herein even if they later become aware that such information or material is no longer accurate or true. Recipient assumes all risk in, and Love Sun Body LLC will not be liable for, any damages arising out of, use of information including, without limitation, business decisions made or inferences drawn by the recipient in reliance on the information or the fact of the disclosure of the information. All communications or inquiries relating to Love Sun Body LLC should be directed to Love Sun Body LLC's CEO Dr. Terry Zickerman at inquiries@lovesunbody.com

Love Sun Body LLC (the "Company" or "Love Sun Body"), a Delaware limited liability company, was formed in September 2012 to develop and sell all-natural, chemical-free safe and high-quality sunscreens and sunscreen applicators under the Love Sun Body® brand. We believe that our products will disrupt the sun care market on a global scale and will enable consumers to live a healthier and more active lifestyle.

This document has been prepared by Love Sun Body LLC ("Love Sun Body") based on information developed by Love Sun Body for the sole purpose of assisting potential investors in deciding whether they wish to receive more information about Love Sun Body and potentially participate in the purchase of securities being offered by Love Sun Body, including:

Company Overview

Industry Overview

Sunscreen Towel

Opportunity

Love Sun Body Sunscreens

New Product Pipeline

Sales Channels and Distribution

Use of proceeds

Company Management

Board of Directors

Sales, Marketing and Public Relations

This document does not purport to be all inclusive or necessarily contain all the information that a prospective purchaser may desire in considering an investment in Love Sun Body, and may be subject to updating, revision and amendment.

TABLE
OF CONTENTS





VISION

love sun body®

America's first and only 100% natural origin mineral sunscreens certified Cosmos Natural by Ecocert



Dr. Terry Zickerman
CEO, Love Sun Body LLC

I'm Dr. Terry Zickerman. In 2012, my family and I founded Love Sun Body while sitting on the beach in Point Pleasant, NJ — discussing how difficult it was to find a helathier alternative to chemical sunscreens.

Our concerns were that the majority of sunscreens on the market use chemicals (active and inactive) penetrate the deeper layers of the skin, absorbing into the bloodstream and harming the body. These same chemicals wreak havoc on the environment, specifically coral reefs.

We wanted a sunscreen that would be 100% natural safe, truly effective and kind to the environment, but we couldn't fine one.

So many natural sunscreens are blended with chemicals or do not meet the global SPF standards for efficacy.

After six years of research and development, we launched Love Sun Body 100% Natural Mineral Sunscreens featuring non-nano zinc oxide & titanium dioxide in June 2018.

Our formulas meet the regulatory requirements of the FDA & Canada, and the tough global standards of the EU for broad spectrum coverage requiring UVA protection equal to 1/3 of the total SPF. Our formulas are reef-safe, vegan, cruelty-free, clinically proven water resistant, hypoallergenic & non-comedogenic.

Safe for your body & the planet.
Welcome to Love Sun Body.

BUSINESS
CURRENT STATE

Love Sun Body Growth Tripled with Expanded Distribution 2018 – 2019

2018

amazon.com

BIRCHBOX

BEAUTY collection CURATORS IN THE ART OF BEAUTIFUL

credo

love sun body

2019

PHARMACA

Follain

CABLE MOUNTAIN LODGE

CHUMASH CASINO RESORT

the detox market

SUN50

love sun body 5

Industry: Beauty is Booming, Especially Skincare

~+4%

WORLDWIDE BEAUTY MARKET

Worldwide beauty market growth has averaged ~4% since the early 1990s, led by prestige segments.

+$18B

PRESTIGE BEAUTY SECTOR

Growth in prestige beauty spending per capita has outpaced mass beauty spend between 2013 and 2018 in many of the largest beauty markets.

Prestige beauty growth has outpaced mass by a progressively wider margin in recent years.

+$2.3B

SKINCARE CATEGORY

Skincare sector growth in 2018 – 2019

BUSINESS
OPPORTUNITY

Recent Suncare Acquisitions



Supergoop!

$4 Million in Private Equity Helped Supergoop Company Go From $1 Million to $40 Million in Sales. JMK invested $4 million of a $6.5 million round in Supergoop, in 2015.



SUN BUM

June 2019 SC Johnson Acquires Sun Bum and Baby Bum Brands for a reported $400 million



COOLA

October 2019 SC Johnson Acquires Major Steak in Coola

Global Beauty + Sun Care Double Digit Growth



© Statista 2019 🏴

According to Statista, the global sun care market is valued at U.S. $12.41 billion in 2019.

Global sun care market projections include:

U.S. $13.21 billion by 2020

U.S. $14.99 billion by 2022

U.S. $17 billion - by 2024

Rise of the Wellness Category, Clean Beauty & the Conscientious Consumer



According to the 2018 Global Wellness Economy Monitor report, the wellness industry grew in value from $3.7 trillion in 2015 to $4.2 trillion in 2017 — an increase of 12.8 percent.

Nearly twice the rate of global economic growth (3.6%)

Personal care and beauty accounted for more than $1 billion in 2017

HEALTH FIRST

The Environmental Working Group reports that women are now exposed to a daily average of 126 chemicals from cosmetics, food, cleaning supplies and pollution.

As a result of Coronavirus, Mintel predicts increased consumer demand for safer products with more transparency of ingredients.

Consumers are continuing to educate themselves so they can make safe, healthy choices.

INGREDIENT SAVVY

A 2016 beauty brand survey revealed that 55% of women and 62% of millennials read beauty product ingredient labels in order to avoid specific ingredients.

Mintel reports that 21% of U.S. consumers now look for skincare products with as few ingredients as possible.

Not all Natural Sunscreens are Created Equal:
Most Fail to Deliver
on Efficacy & Safety

Ineffective Protection

"Many mainstream brands are now adding mineral sunscreen ingredients, rather than reformulating to safe products, they may still contain harmful chemicals, including not only synthetic emollients, preservatives, and fragrance, and chemical sunscreen ingredients too."

Organic authority | June 2016

Still toxic!

The F.D.A.'s guidance says that any active ingredient that achieves systemic absorption greater than 0.5 nanograms per milliliter of blood should undergo a toxicology assessment to see if it causes "cancer, birth defects or other adverse effects."

FDA | May 2019

False Claims

Nearly half of sunscreens tested did not meet their SPF claims; nearly three-quarters of 'natural' sunscreens fell short of the SPF on their labels.

Consumer Reports | May 2016

Nano Zinc Oxide & Nano Titanium Oxide

Confirming previous research, Corinaldesi and her team found in a published study that nano zinc oxide causes severe coral bleaching, damaging hard corals and their symbiotic algae. "Our studies indicate that zinc oxide nanoparticles are very harmful for marine organisms despite several cosmetic products and sunscreens available in the market are defined 'reef-safe' or 'eco-friendly' or 'biodegradable,' they are not so, and indeed lack specific tests on marine organisms."

Smithsonian MAGAZINE | July 2018

Chemical Sunscreens Contain Hazardous Ingredients & are Not Safe for the Environment

Chemical sunscreen ingredients like Oxybenzone, Avobenzone & Octinoxate have come into question by the FDA & environmental organizations worldwide.

The FDA has demanded more research into whether these chemical ingredients pose a health risk. Several cities & countries have banned up to 10 chemical sunscreen ingredients, declaring them not reef safe.





BODY

- Absorbed into the skin, converting UV light to heat and released from the skin

- Study showed 3 toxic ingredients stayed in the body for >24 hours after use*

- EWG studies show:
  - Disrupts hormones
  - Causes skin allergies

- FDA: chemical sunscreens (category III) active ingredients lack sufficient data to be deemed safe & effective.

ENVIRONMENT

- Studies have shown a coral reef can be harmed with the equivalent of just drop of chemical sunscreens in an Olympic-size swimming pool

- Research suggests they are absorbed by marine life, disrupting reproduction & being toxic to young coral & algae

- Banned: Hawaii, Palau, U.S. Virgin Islands and Key West, Florida have now ban up to 10 chemical sunscreen ingredients

*According to study published in The Journal of the American Medical Association (JAMA) in May 2019 examining chemical sunscreen used the correct way for just one day.

BUSINESS
OPPORTUNITY

Consumers Seek Alternative — Healthy Mineral Sunscreens

+90% "What sunscreen is reef safe?"

+60% "Reef friendly sunscreen"

Google searches for **Mineral Sunscreens** have increased 100% from 2018 to 2019.



100
75
50
25
Jul 1, 2018
Oct 21, 2018
Oct 21, 2018
Jun 2, 2018
TIME
Mineral Sunscreen

Google searches for **Mineral Sunscreens outpacing Chemical Sunscreens** from 2018 to 2019.



100
75
50
25
Jul 1, 2018
Nov 4, 2018
Mar 10, 2019
TIME
Mineral Sunscreen
Chemical Sunscreen

LOVE SUN BODY
A SUPERIOR PRODUCT

QUALITY & EFFICACY

100% NATURAL

- All ingredients traceable to source for purity & quality
- Uses non-nano minerals, the only sunscreen filters declared safe & effective by the FDA
- Non-comedogenic & hypoallergenic
- Gluten free

COMPREHENSIVE PROTECTION

- UVB rays (sunburn)
- UVA rays (skin damage & can lead to skin cancer)
- Infrared rays & blue light
- 2-yr shelf life

EASY APPLICATION

- SPF 30 is easier to rub in than traditional mineral sunscreens
- No eye-stinging ingredients

CONSCIENTIOUS PRODUCTION

NON-GMO

- Naturally-derived ingredients sourced from certified by Ecocert to Cosmos Natural standard

Free from: GMOs, parabens, phenoxyethanol, nanoparticles, silicon, PEG, synthetic perfumes and dyes, animal-derived ingredients, petroleum-derived ingredients, paba-free, hexane, gluten, phthalates, silicones, sulfates and ureas

KIND TO THE PLANET

- No harmful chemical filters
- Reef-safe non-nano mineral active ingredients
- Vegan | No animal ingredients
- Cruelty-free including raw materials

BIODEGRADABLE

Biodegradable formula

RECYCLABLE

Minimal, recyclable.


love sun body
MINERAL SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
50 SPF
BROAD SPECTRUM UVA / UVB
safe for your body & the planet
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 Minutes)
fragrance-free
COSMOS NATURAL
Certified by Ecocert Greenlife according to COSMOS Standard
6.76 OZ 200 ML
love sun body
MINERAL SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
30 SPF
BROAD SPECTRUM UVA / UVB
safe for your body & the planet
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 Minutes)
tiare & vanilla scent
COSMOS NATURAL
Certified by Ecocert Greenlife according to COSMOS Standard
6.76 OZ 200 ML
ECO CERT
COSMOS NATURAL

QUALITY & EFFICACY

Highest Quality Ingredients: All-natural Vegan & Cruelty-free

Non-nano zinc oxide and non-nano titanium dioxide are the only coral-safe sunscreen filters and they are safe and effective in blocking UV rays



NON-NANO ZINC OXIDE



NON-NANO TITANIUM DIOXIDE

INACTIVE

ALMOND OIL
Protects from UV radiation Promotes healthy skin: smooth, soft, free of fine lines Acids help skin retain moisture Heal chapped irritated skin

AQUA / WATER
Basis for solution

CAPRYLIC/CAPRIC TRIGLYCERIDE
Substitute for mineral oil

CETYL ALCOHOL GLYCERYL STERATE
Emollient Emulsifier Thickener Carrying Agent — Skin lubricant Slows water loss from skin

GLYCERIN
Moisturizer Emollient

RASPBERRY SEED OIL
Superior Healing Protective

NATURAL TIARE
Primary Scent

NATURAL VANILLIN
Principle aroma compound

LACTOBACILLUS
Dispersant Thickener and stabilizer

SILICA
Anti-caking agent Bulking agent

SORBITAN LAURATE
Emulsifier

XANTHAN GUM
Thickening agent

SUNFLOWER OIL
Vitamin E Antioxidants

TOCOPHEROL
Emollient Combats: Acne Inflammation General redness

STEARIC ACID POLYHYDROXYSTEARIC ACID
Protects skin water loss Aids protective barrier



TRULY CONSCIENTIOUS PRODUCTION

COSMOS NATURAL

Certification Gives Consumers Confidence in our Product

ECOCERT® COSMOS NATURAL CERTIFIED

INGREDIENTS

Certified to Cosmos Natural requirements:

- Ingredient manufacturers only use approved raw ingredients sourced from plants and minerals without any Genetically Modified Organisms (GMOs)
- Must comply with strict limitations of toxicity and biodegradability

PACKAGING

Certified to Cosmos Natural requirements:

- Miminimized packaging
- Environmentally friendly, maximizing reusable or recyclable amount
- Labeling clear and not misleading to consumer, accurately represents ingredients and formulas

PRODUCTION

Formula manufacturing meet Ecocert and Cosmos Natural requirements:

- Annual inspections of facility, plus audits and tracking of raw ingredients
- Cleaning materials used before and after manufacturing certified compliant with green chemistry respecting environment and human health, without residue
- Environmental and waste management plan at factories





love sun body
MINERAL SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
30
SPF
BROAD SPECTRUM
UVA / UVB
safe for your body
& the planet
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 Minutes)
tiare & vanilla scent
COSMOS NATURAL
6.76 OZ 200 ML

THE ASSORTMENT

Current line

SCENTED
From $13 to $36



love sun body
MINERAL SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
30 SPF
50 SPF
BROAD SPECTRUM UVA / UVB
safe for your body & the planet
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 Minutes)
tiare & vanilla scent
COSMOS NATURAL
Certified by Ecocert Greenlife according to COSMOS Standard
6.76 OZ 200 ML

UNSCENTED
From $13 to $37



love sun body
MINERAL SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
30 SPF
50 SPF
BROAD SPECTRUM UVA / UVB
safe for your body & the planet
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 Minutes)
fragrance-free
COSMOS NATURAL
Certified by Ecocert Greenlife according to COSMOS Standard
6.76 OZ 200 ML

SPF 30 | SPF 50 | SPF 30 | SPF 50

EXPANSION & GROWTH
LINE EXTENSIONS

Expand Beyond Sun Care into Daily Skin Care

$42


love sun body
MOISTURIZING MINERAL
FACE SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
30
SPF
BROAD SPECTRUM UVA / UVB
safe for your body
& the planet
WATER RESISTANT (80 MIN)
REEF SAFE
COSMOS NATURAL
Certified by Ecocert Greenlife
According to COSMOS Standard
ECOCERT
COSMOS NATURAL
GMO
crueltyfree andvegan
3.38 OZ 100 ML

NEW Launching June 2020

100% Natural Origin Moisturizing Mineral Face Sunscreen

The ideal sunscreen and daily anti-aging, antioxidant moisturizer all-in-one.

Helps retain moisture in skin & keeps hydrated

Fights wrinkles and aging effects

Thin, lightweight easy-to-apply & fast-drying formula

Raspberry Seed Oil & Sunflower Oil, rich in Vitamin E, phytosterols and fatty acids to nourish, hydrate & boost moisture retention

Antioxidants defend against environmental aggressors and free radicals

EXPANSION & GROWTH
LINE EXTENSIONS

Expand Beyond Sun Care into Daily Skin Care & Cosmetics



love sun body®
MINERAL SUNSCREEN
& TINTED MOISTURIZER
100% NATURAL ORIGIN OF TOTAL
30
SPF
BROAD SPECTRUM UVA / UVB
safe for your body
& the planet
WATER RESISTANT (80 MIN)
REEF SAFE
COSMOS NATURAL
Certified by Ecocert Greenlife
According to COSMOS Standard
ECOCERT
COSMOS NATURAL
GMO
crueltyfree andvegan
75 ML

NEW Launching Winter 2021

The First Cosmos Natural 100% Mineral Sunscreen & Tinted Moisturizer

Bye-bye to a lack of protection, this is an SPF 30 mineral sunscreen first and a tinted moisturizer second.

Raspberry seed and sunflower oils hydrate & fight wrinkles.

Raspberry Seed Oil & Sunflower Oil, rich in Vitamin E, phytosterols and fatty acids to nourish, hydrate & boost moisture retention

Antioxidants defend against environmental aggressors and free radicals

Available in 4 shades:









Light Tan Medium Dark

EXPANSION & GROWTH
LINE EXTENSIONS

Sunscreen Usage Behavior — Insufficient at Best

14%

MEN
use sunscreen regularly

29%

WOMEN
use sunscreen regularly

>40%

PARENTS

don't provide adequate coverage for their children[2]

many parents opt for sunscreen sprays for faster and easier sunscreen application to children.

100%

OF PEOPLE

outside on their own have challenges applying sunscreen to their own back

love sun body

Spray
Sunscreens
are Not
Safe

10%

**TOTAL
SUNSCREEN
SALES ARE
AEROSOLS**



**INSUFFICIENT
COVERAGE**

2-3 seconds of spray =
.5 mg or ¼ the
protection

you need



**INHALATION
RISK**

The American Academy
of Dermatology says to
"avoid inhaling spray

FDA has called for more
research into sunscreen
sprays and recommended they
not be used by or on children.



FLAMMABLE

NEW   2021

Introducing:
New
Innovative
Sunscreen
Applicator

Say goodbye to spray sunscreens forever.

This innovative new delivery applicator for sunscreen will transform the way you apply sunscreen to yourself and others.

Not only will you be able to apply sunscreen to your back (without needing any help!), it will also be:

- Safer to use than sunscreen sprays
- Easy to apply with effective coverage & broad spectrum protection
- Eco-friendly material with a biodegradable formula
- Two-sizes of the applicator will make it suitable for use with adults and children

In product concept testing with a focus group, 64% of participants positively rated the concept of the applicator and this number rose to 77% amongst premium sunscreen users, the main benefit: applying to hard-to-reach areas

98% found the concept of the applicator unique and 2/3 felt it was better than other sunscreen products

Patent Protection US and Internationally, including U.S. Patent Nos. 9,192,546 and 9,980,884

EXPANSION & GROWTH
LINE EXTENSIONS

Opportunity to Capture Portion of Sunscreen Spray Category



2021
$7.4M
IN REVENUE POTENTIAL

Capture 0.025% of the EU Spray Sunscreen Market

2024
$170M
IN REVENUE POTENTIAL

Capture 1% of Global Spray Sunscreen Market in 2024

Market value in billion U.S. dollars

2018*	11.65
2019*	12.41
2020*	13.21
2021*	14.07
2022*	14.99
2023*	15.96
2024**	17

© Statista 2019

love sun body

E-COMMERCE D2C

Build Digital Marketing Resources and Sell Directly to Target Consumer

Amazon = 1/3 of Love Sun Body revenue in 2019

Coronavirus will continue to have an impact on retail

Love Sun Body already has over 1000 searches on Google & over 11,000 followers on social media

Love Sun Body seeks to diversify its business and invest in digital marketing & building a direct to consumer business at lovesunbody.com

BENEFITS
- Improved profit margins over retail
- Data collection, improved insights about our core customer
- Compared to retail marketing, a D2C business provides an opportunity to drive ROI at lovesunbody.com for every marketing $ spent

PLANNED PROGRAMMING:
- On-boarding digital marketing / e-commerce experts
- Improved e-commerce & SEO optimized website
- Increased social media advertising
- Weekly optimized email marketing campaigns
- Monthly Google & YouTube ad campaigns
- Affiliate Marketing
- Re-targeting
- Display

EXPANSION
BOOST BRAND AWARENESS

Amplify Marketing and Education

PR MEDIA

TRAVEL+LEISURE

REALSIMPLE

COSMOPOLITAN

BAZAAR

INDEPENDENT

SIERRA
The national magazine of the Sierra Club

Condé Nast **Traveler**

REFINERY29

Women'sHealth

SPOTLYTE
BY ALLERGAN

WELL + GOOD

allure

Organic
authority

NEWBEAUTY
MAGAZINE

BRIDALPULSE

People

askmen+
BECOME A BETTER MAN

HELLO GIGGLES

NEWBEAUTY
MAGAZINE

Women'sHealth

>1BILLION
IMPRESSIONS

Press coverage in **May 2019 drove a 400% sales lift over the previous month** on Amazon.com

PAID SOCIAL MEDIA



655,000
IMPRESSIONS

ORGANIC SOCIAL & INFLUENCER OUTREACH



29K
FOLLOWERS

@SUNNYSANDSANGRIA

STORE VISITS & BRAND AMBASSADOR PROGRAM





love sun body

24

EXPANSION & GROWTH

EUROPE

Quality Enables EU Expansion

$36 billion GLOBAL NATURAL COSMETIC MARKET

Europe and the UK are set to be the largest consumers of natural cosmetics worldwide due to their love of plant-based ingredients and the region's focus on sustainability.

EUROPE REPRESENTS 31% OF THE GLOBAL SUNSCREEN MARKET

The global sunscreen market is projected to expand to $17B by 2024 and while the US represents 18% of the market, Europe is an even larger target market according to Statista & Euromonitor.

APPROVED TO THE EUROPEAN COMMISSION STANDARDS

Exceeding the US FDA requirements, our formulas meet the very high European standards for sunscreens with broad spectrum UVA/UVB protection. Our UVA protection is 1/3 as potent as the total SPF as required by the European Commission.

EXPANSION
U.S. & INTERNATIONAL

Drive Growth through Sales Support of New Retail Doors Internationally in 2020

BRICK & MORTAR

USA



California
Carlsbad
Costa Mesa
Newport Beach
San Diego
San Diego
Santa Ana

Florida
Aventura
Boca Raton
Boynton Beach
Coral Springs
Doral
Fort Lauderdale
Fort Myers
Hialeah
Jensen Beach
Miami
Miami Beach
Naples
Palm Beach Gardens
Pembroke Pines

Plantation
Wellington
Guam
Dededo

Hawaii
Ka Makana Ali'i Regional Hawaii
Ala Moana (Oahu)Regional Flagship
Ala Moana (Oahu) Regional Flagship
Pearlridge (Oahu)
Kaahumanu Center (Maui)
Kahala (Oahu)
Prince Kuhio Plaza (Hawaii)
Kukui Grove (Kauai)
Waikiki (Oahu)
Makalapua (Hawaii)
Winward (Oahu)
Hyatt Regency (Maui)

Texas
Memorial City Regional Flagship
Puerto Rico
Ponce
San Juan

CANADA

the detox market

Spadina Ave, Toronto Flagship
King St West, Toronto
Front Street West, Toronto

DIGITAL

USA

macys.com

PETIT VOUR

CANADA



EUROPE

amazon.eu

Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Italy, Ireland, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, Spain, Slovakia, Slovenia, Sweden and the United Kingdom (UK)

FOUNDERS



Dr. Terry Zickerman,
CEO of Love Sun Body LLC

has 38 years of sales and management experience. Physician, scientist and inventor, Terry studied Biology, Chemistry, Physics and Business at Adelphi University and State University New York College at Oneonta. Terry graduated The National University of Health Sciences in 1992 with a Bachelor of Science degree in Human Biology and Doctorate in Chiropractic. Terry's professional career in finance started in 1992 when he started working at Prudential Securities as a financial advisor.

He moved to Citi in 2001 and Morgan Stanley in 2009. Terry worked in institutional sales and research, working with asset managers such as Guggenheim, PowerShares, First Trust, Pimco, Advisors Asset Management and Deutsche Bank. Terry assisted these and other asset managers to bring new products to market and distributing their products through Morgan Stanley Wealth Management with great success. Terry left Morgan Stanley in 2017 when he began working as full-time CEO of Love Sun Body.

BOARD
OF DIRECTORS



Dr. Brian Brazzo



Kevin Gallagher

Dr. Brazzo is a board-certified ophthalmologist and a fellowship-trained plastic surgeon. His practice is devoted to the most advanced techniques in ophthalmic plastic surgery.

He is a graduate of the Harvard Medical School and University of Pennsylvania. He completed a transitional residency in medicine and surgery at Thomas Jefferson University in Philadelphia. Dr. Brazzo then completed a residency in ophthalmology at the Manhattan Eye, Ear & Throat Hospital in New York. He spent an additional three years training in ophthalmic and facial plastic surgery under some of the most prominent surgeons in the country. He completed his thesis and gained the highest standing in the American Society of Ophthalmic Plastic and Reconstructive Surgery. Dr. Brazzo is currently an attending surgeon at the New York Eye and Ear Infirmary and the New York Presbyterian Hospital, as well as a consultant at Weill Cornell Medical College. Dr. Brazzo is active in ophthalmic research and has edited six medical textbooks. He is a featured lecturer and author of numerous articles and papers. He is recognized as one of the most experienced cosmetic and oculoplastic surgeons New York has to offer. Clinically, he specialized in the care of patients with cosmetic and reconstructive concerns of the area around the eyes, including the eyelids, orbit and lacrimal systems. He has performed cosmetic surgery on some of the most famous names in the entertainment industry. A revered oculoplastic surgeon who patients trust with all their ophthalmic plastic surgery needs, Dr. Brazzo skillfully performs blepharoplasty (eyelid surgery), ptosis treatment and various non- surgical cosmetic procedures such as Botox and facial fillers in New York City. He also helps his Manhattan Latisse patients grow thicker, longer eyelashes.

Kevin Gallagher was the President of Croda's Global Personal Care & Actives business. In this capacity, he had P&L responsibility for Croda's Global Personal Care & Actives businesses around the world. In addition, he was President Croda Inc. He also served as a member of the Executive Committee of Croda International Plc. Throughout his 37-year career at Croda, Mr. Gallagher has held diverse roles in R&D and Quality Management, Sales and Marketing.

He has been active within the Chemical industry and has had the honor of serving on the American Cleaning Institute (ACI) Board of Directors (also Executive Committee and Chair of the Nominations Committee), the Personal Care Product Council (PCPC) Board of Directors, the Newark College of Engineering (NJIT) Advisory Board and the Rutgers University Chemistry and Chemical Biology Advisory Board.

SALES
AND MARKETING



Amy Rudgard
Head of Marketing



Tracy Aschenbrenner
Head of Sales



Julia Labaton
Public Relations

Amy Rudgard is an award-winning marketing and communications executive whose campaigns have transformed some of the world's leading and most innovative brands such as LEGO, M&M's, Disney, T3 and Living Proof. Over the past 10 years, Amy has been instrumental in driving marketing, product and business development strategies for start-up retail and e-commerce beauty brands like T3, Living Proof and TEMPTU. Amy has conceived and launched over seven Allure Best of Beauty and Beauty Breakthrough award-winning products as well as top-selling products on QVC, in Sephora and Ulta. Her concept for Living Proof's Phd (Perfect Hair Day) hair care line was the top seller in Sephora and the best-selling hair care collection in the history of the company. She is an omni-channel marketer and brand builder with digital marketing, social media, advertising, merchandising, sponsorship and event management skills. Amy has deep PR expertise, having spent 10 years working with the largest PR agency in the world, Weber Shandwick. Amy is also an expert at selling on Amazon and in the home shopping channel, having built businesses up to $15 million in annual revenue at QVC and HSN.

Tracy has over 28 years of experience in the beauty industry with leading roles in Estée Lauder companies, Nordstrom and a multitude of vendor positions.
Tracy has collaborated with brands to build multi-channel distribution strategies, programming of key accounts through marketing calendars, co-op management, and inventory management. Her retail network includes associations with professionals in the prestige beauty industry, ecommerce and professional channels. Skillset includes national customer management, budgets, forecasting, co-op and inventory management. Built and managed field teams from the ground up at a major global distribution company, Missing Ingredient. Presented products to merchants and DMM's reaching across all channels ultimately resulting in YOY volume brand growth.

Recipient of two Top Women in PR Awards by PR News, Julia is a respected public relations professional and founder of RED PR, an award-winning boutique agency specializing in beauty. With over 25 years of experience counseling dozens of national and international beauty brands on strategic planning, marketing communications, messaging and execution, she brings her deep industry knowledge and network of connections to Love Sun Body's executive team.
Julia also serves on the Executive Board of PR Boutiques International.

INTELLECTUAL
PROPERTY

PATENTS

Patent 1 (Applicator)

- Issued in ten countries/providences/areas (U.S. (Patent No. 9,192,546), Australia, Belgium, European Patent Convention, France, Germany, Ireland, Netherlands, Spain, UK)

Patent 2 (Applicator)

- Issued in U.S. as Patent No. 9,980,884

Sunscreen Composition

- Pending PCT application

Facial Sunscreen Composition

- Pending PCT application

TRADEMARKS

Love Sun Body

- Registered in twelve countries/providences/areas (U.S., Australia, Brazil, China, EU, Hong Kong, India, Israel, Japan, Mexico, Philippines, Russia)

- Pending in three countries/providences/areas (Bahamas, Barbados, Canada)

Love Sun Body Logo

- Registered in eleven countries/providences/areas (U.S., Australia, Brazil, China, EU, Hong Kong, India, Israel, Japan, Philippines, Russia)

- Pending in four countries/providences/areas (Bahamas, Barbados, Canada, Mexico)

CORPORATE
CONTACT

Dr. Terry Zickerman, CEO
Love Sun Body LLC
inquiries@lovesunbody.com



BREAKTHROUGH SUNSCREEN & APPLICATION TECHNOLOGY